FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

October 27, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Wimm-Bill-Dann Foods OJSC announces launch of Lamber, a new brand of hard cheese, to be produced at Rubtsovsk Dairy Plant, one of the largest in Russia and the CIS, based in Altai region

Press-release

Moscow, Russia – October 27, 2003 – Wimm-Bill-Dann Foods OJSC (NYSE: WBD) today announced the launch of hard cheese production being marketed under the ‘Lamber’ trademark at the Rubtsovsk Dairy Plant in the Altai region. The company plans to invest approximately US$13 million in the project.

With the new production line for Lamber hard cheese, Rubtsovsk Dairy Plant became one of the largest plants in Russia and the CIS in terms of production capacity for rennet cheese. The plant has capacity to produce up to 15,000 tons of cheese per year.

Rubtsovsk Dairy Plant has been outfitted with modern equipment produced by the European companies Alpma and Obram. Rubtsovsk is the first plant in Eastern Europe, where cheese production process, from milk feed to packaging, is fully automated.

Wimm-Bill-Dann is going to position Lamber cheese in the upper middle segment, where it will compete primarily with imported cheese and has the potential to become market leader. The Lamber brand offers high quality for a reasonable price, convenient 1kg size and attractive packaging.

Wimm-Bill-Dann will launch an advertising campaign for the new brand on Russian national television in November 2003, aimed at promoting greater consumption of cheese. Per capita cheese consumption in Russia remains a fraction of European consumption levels.

Yuri Vlasenko, Head of Wimm-Bill-Dann Food’s Cheese Project, said: “The launch of European quality hard cheese production is a major step for the company’s ambitious plans in the cheese market. We are confident that consumers will be quickly won over by the Lamber brand due to its quality, taste and price. At Wimm-Bill-Dann, our aim is to fill a major gap in the Russian market for domestically produced high quality cheese at reasonable prices. We are using the latest equipment along with proven traditional cheese-making techniques and selected raw materials.

Looking forward, we are examining the possibility of expanding the plant’s capacity to meet future demand.”

- ends -

For further enquiries contact:

Kira Kiryuhina
Wimm-Bill-Dann Foods OJSC
Yauzsky Boulevard, 16, Moscow
Phone.: +7 095 733 9726/9727
Fax: +7 095 733 9725
www.wbd.com
e-mail: kira@wbd.ru

or

Edward Baumgartner
Shared Value Ltd
30 St James’s Square
London SW1Y 4JH
Phone: +44 20 7321 5010
Fax: +44 20 7321 5020
e-mail: ebaumgartner@sharedvalue.net

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Rubtsovsk Dairy Plant was built in 1954. In September 2001, it became part of Wimm-Bill-Dann. The plant is currently the largest plant in Russia and the CIS for rennet cheese production. Its production capacity is 15,000 tons of cheese per year. The product range includes Lamber, Radonezhsky, Kostromskoi, Sibiryak, Suluguni cheeses. The plant employs 420 people.

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 24 manufacturing facilities in 20 locations in Russia and the Commonwealth of Independent States (CIS), as well as affiliates in 26 cities in Russia and the CIS. The company also distributes its products in Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 170 types of juice, nectars and still drinks. The company currently employs over 18,000 people.

Wimm-Bill-Dann was rated first best out of 45 firms in terms of transparency in the S&P survey of leading Russian companies, and was rated third best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.

Wimm-Bill-Dann was awarded best European Equity Deal of 2002 by Euroweek and Institutional Investor magazines.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer Wimm-Bill-Dann Foods OJSC

Date: October 27, 2003